UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A
Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33.300.275410
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON JULY 25, 2007
drawn up in summary format, as provided for in Article 130 of Law 6,404/76 and its paragraphs.

1) Time, date and place: Held at 10:00 am, on July 25, 2007, at the headquarters of Contax Participações S.A. (“Company”), located at Rua do Passeio, 48 to 56, parte, city of Rio de Janeiro, State of Rio de Janeiro.

2) Call: First Call Notice published in the “Diário Oficial do Estado do Rio de Janeiro”, official gazette, part V, in the editions of: 6/28/2007, page 10, 6/29/2007, page 13 and 7/2/2007, page 5, and in the “Valor Econômico National Edition” - Newspaper –, in the editions of: 6/28/2007, page C12, 6/29/2007, page B5 and 7/2/2007, page C10 and Second Call Notice published in the “Diário Oficial do Estado do Rio de Janeiro”, official gazette, part V, in the editions of: 7/17/2007, page 14, 7/18/2007, page 14 and 7/19/2007, page 11, and in the “Valor Econômico National Edition” - Newspaper –, in the editions of: 7/17/2007, page A6, 7/18/2007, page C10 and 7/19/2007, page B7.

3) Agenda: 1. Deliberate on the cancellation of 3,548,300 common shares and 24,058,190 preferred shares held in treasury, with no reduction in the Company’s capital, with the consequent amendment of the caput of Article 5 of the Company’s Bylaws; 2. Deliberate on the Delegation of the Company’s Executive Board to implement all the necessary acts for the cancellation of the common and preferred shares held in treasury; and 3. Election, by the shareholders holding common shares, of one (1) alternate member to the Company’s Fiscal Council, as a supplementary mandate.

4) Attendance: shareholders representing 64.20% of the capital stock with voting rights, as per the signatures in the Shareholders’ Attendance Book. Michel Neves Sarkis (Chief Financial Officer and Investor Relations Officer) and José Luiz de Souza Gurgel (representative of BDO Trevisan Auditores Independentes).

5) Presiding: Chairman: Michel Neves Sarkis, Secretary: Luciene Sherique.

6) Resolutions: The members present approved, favorably and expressly, without restrictions, the materials submitted by the shareholder José Teixeira de Oliveira.

(i) cancellation of 3,548,300 common shares and 24,058,190 preferred shares held in treasury, with no reduction in the Company’s capital, with the consequent amendment of the caput of Article 5 of the Company’s Bylaws, to adapt the number of shares composing the capital stock, with 1,750,000 common shares in treasury. As a consequence of this operation, the Company’s capital stock is now divided into 336,854,627 registered shares with no par value, of which 117,938,917 are common shares and 218,915,710 preferred shares. The caput of article 5 of the Company’s Bylaws will now have the following wording: “Article 5 – The Company’s Capital Stock comprises R$ 223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten cents), divided into 336,854,627 shares, of which 117,938,917 common shares and 218,915,710 preferred shares, all registered book-entry shares with no par value”. The item was unanimously approved by all those present.

(ii)Empowerment of the Company’s Board of Executive Officers to implement all the necessary actions to cancel the common and preferred shares held in treasury hereby approved. The item was unanimously approved by all those present.

(iii) First, the presiding board recorded the request of Mr. SERGIO BERNSTEIN to resign as member of the Fiscal Council, elected by shareholders at the Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting held on April 16, 2007. His alternate member, Mr. APARECIDO CARLOS CORREIA GALDINO automatically takes over as member for the remainder of office. The shareholder José Teixeira de Oliveira congratulated and thanked Mr. Sergio Bernstein’s participation in the Company’s Fiscal Council. Consequently, for the post of alternate member hitherto occupied by Mr. APARECIDO CARLOS CORREIA GALDINO, shareholders representing 58.9% of the Company’s voting capital elected Mr. SIDNEI NUNES, Brazilian, married, business manager, holder of identity card no.11.581.938 issued by SSP/SP and registered in the Individual Taxpayers Roll (CPF/MF) under no. 011.355.928 -37, resident and domiciled at Rua Visconde de Taunay n°. 627 apto 31 - Edifício Boullonais, city and state of São Paulo. The member thus elected will complete the term of office of the other Fiscal Council members till the Shareholders’ Meeting of 2008. It is clarified that there are no legal impediments or restrictions for his assuming office. The item was approved by majority vote, with the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), represented by Ms. Melissa Belott, abstaining.

7) Closure: There being no further matters to be dealt with, the drawing up of these present Minutes in the summary format was authorized, which, after being read and found in compliance, were signed by the attending shareholders, who authorized their publication without the respective signatures, pursuant to Article 130, paragraph 2, of Law 6,404/76.

Rio de Janeiro, July 25, 2007.

______________________
Luciene Sherique
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.